Filed by The DIRECTV Group, Inc. and DIRECTV pursuant to Rule 425 under the Securities Act of 1933.

Subject Company: The DIRECTV Group, Inc.

Commission File No.: 001-31945

Subject Company: DIRECTV

Commission File No.: 333-159810

DIRECTV Group Announces Receipt by Liberty Media of Private Letter Ruling Relating to Split-Off

Press Release

Source: DIRECTV Group

On 9:27 am EDT, Tuesday October 27, 2009

EL SEGUNDO, Calif. —(BUSINESS WIRE)— The DIRECTV Group, Inc. (NASDAQ: DTV) announced today that Liberty Media Corporation (“Liberty Media”) has received a private letter ruling from the Internal Revenue Service (“IRS”) relating to the tax treatment of various aspects of the split-off of Liberty Entertainment, Inc. (“LEI”), a wholly owned subsidiary of Liberty Media, from Liberty Media (the “Split-Off”).  As a result of the Split-Off and the subsequent business combination of LEI with DIRECTV Group (the “DTV Business Combination”), DIRECTV Group and LEI would become wholly-owned subsidiaries of a new public company, named “DIRECTV.”   The Class A Common Stock of DIRECTV is expected to be listed on the NASDAQ Global Select Market under DIRECTV Group’s current ticker symbol, “DTV.”

The receipt of the private letter ruling is one of the conditions to the completion of the Split-Off and the DTV Business Combination, and eliminates a potential termination right in favor of Liberty Media that previously existed under the merger agreement.  The private letter ruling provides, among other things, that:

•                  the Split-Off will qualify as a tax-free transaction under sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended;

•                  no gain or loss will be recognized by Liberty Media upon the distribution of LEI common stock; and

•                  no gain or loss will be recognized by, and no amount will be included in the income of, holders of Liberty Entertainment common stock upon the exchange of shares of Liberty Entertainment common stock for shares of LEI common stock (except with respect to cash received in lieu of fractional shares).

In addition, the ruling provides requested guidance concerning the impact under applicable tax-related regulations of post-closing open market share repurchases by DIRECTV.  Based on that guidance, DIRECTV Group believes that, subject to certain limitations and conditions, DIRECTV will be able to implement an open market share repurchase program following the closing if and to the extent approved by its board of directors based on prevailing market conditions, available cash and other relevant business considerations.

While generally binding upon the IRS, the private letter ruling is subject to certain caveats and there are certain limitations in relying upon private letter rulings. These caveats and limitations are described in DIRECTV Group’s definitive proxy statement/prospectus relating to the special meeting of holders of DIRECTV Group’s common stock to be held in connection with the DTV Business Combination, and filed with the Securities and Exchange Commission.

As indicated in our prior press releases, if the proposal relating to the DTV Business Combination receives the requisite stockholder approval at the special meeting of DIRECTV Group stockholders scheduled to be held on Nov. 19, 2009, then the DTV Business Combination will be consummated on or shortly thereafter that date, assuming all other conditions are satisfied or waived.

Questions relating to the transactions described above should be directed to DIRECTV Group’s information agent: Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022, toll free at 877-750-5836 (banks and brokers call collect at 212-750-5833).

Cautionary Statement Concerning Forward-looking statements

NOTE: This release may include or incorporate by reference certain statements that we believe are, or may be considered to be, “forward-looking statements” within the meaning of various provisions of the Securities Act of 1933 and of the Securities Exchange Act of 1934. These forward-looking statements generally can be identified by use of statements that include phrases such as “believe,” “expect,” “estimate,” “anticipate,” “intend,” “plan,” “foresee,” “project” or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. All of these forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or from those expressed or implied by the relevant forward-looking statement. Such risks and uncertainties include, but are not limited to: economic conditions; government action; the outcome of legal proceedings; and the ability of third parties to timely perform material contracts. We urge you to consider these factors carefully in evaluating the forward-looking statements.

Important Additional Information Filed with the SEC

Nothing in this communication shall constitute a solicitation to buy or an offer to sell shares of Liberty Entertainment, Inc., DIRECTV, The DIRECTV Group, Inc. or any of the Liberty Media tracking stocks. The offer and sale of shares in the proposed business combination with Liberty Entertainment, Inc. will only be made pursuant to one or more effective registration statements. Investors and security holders are urged to carefully read the registration statements of Liberty Entertainment, Inc. and DIRECTV filed with the SEC, including the proxy statement/prospectuses contained therein, because they contain important information about these transactions. Investors and security holders are able to obtain free copies of the registration statements and the proxy statements/prospectuses and other documents filed with the SEC by Liberty Entertainment, Inc., DIRECTV, Liberty Media Corporation and The DIRECTV Group, Inc., as the case may be, through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the DIRECTV registration statement from The DIRECTV Group, Inc. by contacting The DIRECTV Group, Inc., 2230 E. Imperial Highway, El Segundo, CA 90245, Attn: Investor Relations, Telephone (310) 964-0808.

Participants in a Solicitation

DIRECTV Group and its directors and executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of DIRECTV Group common stock in connection with the proposed transactions. Information about the directors and executive officers of DIRECTV Group and their ownership of DIRECTV Group stock is set forth in the proxy statement/prospectus.

About the DIRECTV Group

The DIRECTV Group (NASDAQ:DTV) is the world’s leading provider of digital television entertainment services. Through its subsidiaries and affiliated companies in the United States, Brazil, Mexico and other countries in Latin America, the DIRECTV Group provides digital television service to more than 18.3 million customers in the United States and more than 6 million customers in Latin America.

Contact:

DIRECTV Group
Darris Gringeri, 212-205-0882
dagringeri@directv.com
or
Investor Relations, 310-964-0808